EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Year Ended December 31,					Ended	Ended
	2005	2006	2007	2008	2009	9/30/2010	9/30/2010
EARNINGS
Income Before Income Taxes	$199,259	$286,422	$387,473	$346,869	$415,382	$388,562	$326,546
Fixed Charges (as below)	63,665	74,155	86,900	109,245	109,152	106,663	77,882
Total Earnings	$262,924	$360,577	$474,373	$456,114	$524,534	$495,225	$404,428

FIXED CHARGES
Interest Expense	$59,539	$66,100	$69,625	$92,068	$88,184	$88,085	$64,257
Credit for Allowance for Borrowed Funds Used During Construction	1,526	5,955	7,275	2,677	5,968	3,578	2,375
Estimated Interest Element in Lease Rentals	2,600	2,100	10,000	14,500	15,000	15,000	11,250
Total Fixed Charges	$63,665	$74,155	$86,900	$109,245	$109,152	$106,663	$77,882

Ratio of Earnings to Fixed Charges	4.12	4.86	5.45	4.17	4.80	4.64	5.19